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                                                                    EXHIBIT 28.1




                       [MILLER AND LENTS, LTD LETTERHEAD]





                               February 10, 1997





Cabot Oil & Gas Corporation
15375 Memorial Drive
Houston, TX 77079

                                             Re:  Review of Proved Reserves And
                                                  Future Net Revenues
                                                  As of January 1, 1997

Gentlemen:

     At your request, we reviewed the estimates of proved reserves of oil and gas and the future net revenues associated with these reserves that Cabot Oil & Gas Corporation, hereinafter Cabot, attributes to its net interests in oil and gas properties as of January 1, 1997. Cabot's estimates, shown below, are in accordance with the definitions contained in Securities and Exchange Commission Regulation S-X, Rule 4-10(a).



                                                             Proved Reserves
                                            -----------------------------------------------
                                               Developed      Undeveloped          Total
                                            ------------      -----------       -----------
     Net Oil, MBbls.                             4,684.8           480.8            5,165.6

     Net Gas, MMcf                             768,097.4       147,519.6          915,617.0

     Future Net Revenues
       Undiscounted, M$                      2,357,932.0       396,994.0        2,754,926.0
       Discounted at 10 Percent, M$          1,026,203.0       139,433.8        1,165,637.0

     Based on our investigations and subject to the limitations described hereinafter, it is our judgment that (1) Cabot has an effective system for gathering data and documenting information required to estimate its proved reserves and to project its future net revenues, (2) in making its estimates and

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Cabot Oil & Gas Corporation                                    February 10, 1997
                                                                          Page 2


projections, Cabot used appropriate engineering, geologic, and evaluation principles and techniques that are in accordance with practices generally accepted in the petroleum industry, and (3) the results of those estimates and projections are, in the aggregate, reasonable.

     All reserves discussed herein are located within the continental United States and Canada. Gas volumes were estimated at the appropriate pressure base and temperature base that are established for each well or field by the applicable sales contract or regulatory body. Total gas reserves were obtained by summing the reserves for all the individual properties and are therefore stated herein at a mixed pressure base.

     Cabot represents that the future net revenues reported herein were computed based on prices being received for oil and gas as of Cabot's fiscal year end, December 31, 1996, and are in accordance with Securities and Exchange Commission guidelines. The present value of future net revenues was computed by discounting the future net revenues at 10 per cent per annum. Estimates of future net revenues and the present value of future net revenues are not intended and should not be interpreted to represent fair market values for the estimated reserves.

     In conducting our investigations, we reviewed the pertinent available engineering, geological, and accounting information for each well or designated property to satisfy ourselves that Cabot's estimates of reserves and future production forecasts and economic projections are, in the aggregate, reasonable. We independently selected a sampling of properties in each region and reviewed the direct operating expenses and product prices used in the economic projections.

     In its estimates of proved reserves and future net revenues associated with its proved reserves, Cabot has considered that a portion of its facilities associated with the movement of its gas in the Appalachian Region to its markets are unusual in that the construction and operation of these facilities are highly dependent on its producing operations. Cabot has deemed the portion of the cost of these facilities associated with its revenue interest gas as costs that are attributable to its oil and gas producing activities, and accordingly, has included these costs in its computation of the future net revenues associated with its proved reserves.

     Reserve estimates were based on decline curve extrapolations, material balance calculations, volumetric calculations, analogies, or combinations of these methods for each well, reservoir, or field. Reserve estimates from volumetric calculations and from analogies are often less certain than reserve estimates based on well performance obtained over a period during which a substantial portion of the reserves were produced.

     In making its projections, Cabot estimated yearly well abandonment costs except where salvage values were assumed to offset these expenses. Costs for possible future environmental claims were not included. Cabot's estimates include no adjustments for production prepayments, exchange agreements, gas balancing, or similar arrangements. We were provided with no information concerning these conditions, and we have made no investigations of these matters as such was beyond the scope of this investigation.
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Cabot Oil & Gas Corporation                                    February 10, 1997
                                                                          Page 3


     The evaluations presented in this report, with the exceptions of those parameters specified by others, reflect our informed judgments based on accepted standards of professional investigation but are subject to those generally recognized uncertainties associated with interpretation of geological, geophysical, and engineering information. Government policies and market conditions different from those employed in this study may cause the total quantity of oil or gas to be recovered, actual production rates, prices received, or operating and capital costs to vary from those presented in this report.

     In conducting these evaluations, we relied upon production histories, accounting and cost data, and other financial, operating, engineering, and geological data supplied by Cabot. To a lesser extent, nonproprietary data existing in the files of Miller and Lents, Ltd., and data obtained from commercial services were used. We also relied, without independent verification, upon Cabot's representation of its ownership interests, payout balances and reversionary interests, the current prices, and the transportation fees applicable to each property.

     Miller and Lents, Ltd. is an independent oil and gas consulting firm.
None of the principals of this firm have any financial interests in Cabot or any of its affiliated companies. Our fee is not contingent upon the results of our work or report, and we have not performed other services for Cabot that would affect our objectivity.



                                        Very truly yours,

                                        MILLER AND LENTS, LTD.



                                        By /s/ JAMES A. COLE
                                           -----------------------------------
                                           James A. Cole
                                           Senior Vice President


JAC/mk